
06017264

Food 食品

Textile 紡織

Retail 零售

Beverage 飲品

延續好成果

A fresh morning, a fruitful year



華潤創業有限公司

China Resources Enterprise, Limited

股票代號 Stock Code : 0291

封面主題

本集團繼續為股東帶來豐碩成果，旗下各項核心消費業務均見平穩發展。隨着營運效率取得滿意改善，市場佔有率不斷擴張，而且品牌地位迅速建立，本集團已為持續增長奠定穩固基礎。

COVER THEME

The Group continues to deliver fruitful results to our shareholders. There has been steady development in our core consumer businesses. With encouraging improvement in operational efficiency, expanding market share and rapid brand building, solid platforms for sustainable growth have been constructed.

目錄
Contents

財務概要
Financial Highlights

		截至六月三十日止六個月 For the six months ended 30 June 二零零六年 2006 (未經審核) (Unaudited) 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列)[1] (Unaudited and Restated)[1] 港幣千元 HK$'000
營業額	Turnover	**31,580,722**	25,356,360
經營溢利	Profit from operations	**1,974,766**	1,790,788
應佔聯營公司業績淨額	Share of net results of associates	**151,139**	170,474
本公司股東應佔溢利	Profit attributable to shareholders of the Company	**1,265,493**	1,262,360
每股基本盈利	Basic earnings per share	**HK$0.55**	HK$0.59
每股中期股息	Interim dividend per share	**HK$0.14**	HK$0.13

		於二零零六年六月三十日 At 30 June 2006 (未經審核) (Unaudited) 港幣千元 HK$'000	於二零零五年十二月三十一日 At 31 December 2005 (未經審核及重列)[1] (Unaudited and Restated)[1] 港幣千元 HK$'000
本公司股東應佔權益	Equity attributable to shareholders of the Company	**19,842,526**	18,196,448
少數股東權益	Minority interests	**4,987,924**	4,746,888
總權益	Total equity	**24,830,450**	22,943,336
綜合借款淨額	Consolidated net borrowings	**1,975,519**	3,282,079
負債比率[2]	Gearing ratio[2]	**8.0%**	14.3%
流動比率	Current ratio	**1.23**	1.12
每股資產淨值:賬面值	Net assets per share: book value	**HK$8.51**	HK$8.15

附註:

1. 本集團由二零零六年一月一日起計的財政期間對共同控制實體的會計政策更改為比例合併法。新會計政策已按追溯基準引用,二零零五年度的若干比較數字均予重列。然而,更改會計政策不會影響於二零零五年十二月三十一日的綜合資產淨值及截至二零零五年六月三十日止六個月的綜合純利。

2. 負債比率指綜合借款淨額與總權益的比例。

Notes:

1. The Group has changed its accounting policy on jointly controlled entities to proportionate accounting for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2005 and the consolidated net profit for the six months ended 30 June 2005.

2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

營業額及溢利分析表
Analysis of Turnover and Profit

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零六年 2006 (未經審核) (Unaudited) 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列)[1] (Unaudited and Restated)[1] 港幣千元 HK$'000
各項業務之營業額	**Turnover by segment**		
核心業務	***Core Businesses***		
一零售	– Retail	**9,910,020**	7,930,337
一飲品	– Beverage	**4,344,621**	3,204,273
一食品加工及經銷	– Food Processing and Distribution	**2,888,705**	2,836,239
一紡織	– Textile	**2,126,244**	2,058,621
一投資物業	– Investment Property	**171,285**	147,023
小計	**Subtotal**	**19,440,875**	16,176,493
其他業務	***Other Businesses***		
一石油及相關產品經銷	– Petroleum and Related Products Distribution	**12,251,666**	9,288,780
一投資及其他業務	– Investments and Others	**–**	–
小計	**Subtotal**	**12,251,666**	9,288,780
		31,692,541	25,465,273
對銷業務間之交易	Elimination of inter-segment transactions	**(111,819)**	(108,913)
總額	**Total**	**31,580,722**	25,356,360

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零六年 2006 （未經審核） (Unaudited) 港幣千元 HK$'000	二零零五年 2005 （未經審核） (Unaudited) 港幣千元 HK$'000
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**		
核心業務	***Core Businesses***		
－零售	– Retail	**147,326**	104,933
－飲品	– Beverage	**75,412**	59,892
－食品加工及經銷	– Food Processing and Distribution	**213,654**	246,767
－紡織	– Textile	**40,990**	55,659
－投資物業	– Investment Property	**480,210**	429,224
小計	**Subtotal**	**957,592**	896,475
其他業務	***Other Businesses***		
－石油及相關產品經銷	– Petroleum and Related Products Distribution	**216,796**	302,032
－投資及其他業務	– Investments and Others	**191,526**	168,243
小計	**Subtotal**	**408,322**	470,275
		1,365,914	1,366,750
公司總部利息淨額及費用	Net corporate interest and expenses	**(100,421)**	(104,390)
總額	**Total**	**1,265,493**	1,262,360

扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利分析表

Analysis of Profit Attributable to Shareholders Excluding Effect of Investment Property Revaluation and Major Disposal of Non-core Assets/Investments

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零六年 2006 (未經審核) (Unaudited) 港幣千元 HK$'000	二零零五年 2005 (未經審核) (Unaudited) 港幣千元 HK$'000
各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利	**Profit attributable to shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment**		
核心業務	***Core Businesses***		
－零售	– Retail	**147,326**	104,933
－飲品	– Beverage	**75,412**	59,892
－食品加工及經銷[1]	– Food Processing and Distribution[1]	**213,654**	187,337
－紡織	– Textile	**40,734**	54,618
－投資物業[2]	– Investment Property[2]	**113,897**	90,277
小計	**Subtotal**	**591,023**	497,057
其他業務	***Other Businesses***		
－石油及相關產品經銷[3]	– Petroleum and Related Products Distribution[3]	**216,796**	217,030
－投資及其他業務	– Investments and Others	**191,526**	168,243
小計	**Subtotal**	**408,322**	385,273
		999,345	882,330
公司總部利息淨額及費用	Net corporate interest and expenses	**(100,421)**	(104,390)
總額	**Total**	**898,924**	777,940

附註：

1. 二零零五年業績不包括出售一間聯營公司所得淨收益約港幣59,000,000元。

2. 不包括金額合共為港幣366,000,000元（二零零五年:港幣339,000,000元）的淨估值盈餘及出售若干非核心投資物業所得收益。

3. 二零零五年業績不包括出售一項投資所得淨收益約港幣85,000,000元。

Notes:

1. Net gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in 2005 results.

2. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$366 million (2005: HK$339 million) have been excluded.

3. Net gain on disposal of an investment amounting to HK$85 million has been excluded in 2005 results.

主席報告
Chairman's Statement

半年度業績

本集團截至二零零六年六月三十日止六個月的未經審核綜合營業額及公司股東應佔溢利分別為港幣31,580,700,000元及港幣1,265,500,000元，較去年同期分別增加24.5%及0.2%。每股基本盈利為港幣0.55元，對比二零零五年同期為港幣0.59元。剔除投資物業價值重估的稅後影響及主要出售交易後，即二零零六年上半年共港幣366,600,000元的收益，而二零零五年上半年則為港幣484,400,000元，本集團二零零六年首六個月公司股東應佔未經審核綜合基礎溢利應增加15.6%。消費相關業務，包括零售、飲品及食品帶動強勁的基礎溢利增長。

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2006 amounted to approximately HK$31,580.7 million and HK$1,265.5 million respectively, representing an increase of 24.5% and 0.2% over that of last year. Basic earnings per share were HK$0.55 compared to HK$0.59 in the same period of 2005. Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$366.6 million in the first half of 2006 and HK$484.4 million in the first half of 2005, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders would have increased by 15.6% for the first six months of 2006. Consumer-related businesses, including retail, beverage and food, contributed to the strong underlying profit growth.

中期股息

董事會議決於二零零六年十月十六日或前後，向於二零零六年十月三日名列本公司股東名冊的股東派發截至二零零六年六月三十日止六個月的中期股息每股港幣0.14元(二零零五年：每股港幣0.13元)。

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK$0.14 per share for the six months ended 30 June 2006 (2005: HK$0.13 per share) payable on or about 16 October 2006 to shareholders whose names appear on the Register of Members of the Company on 3 October 2006.

前景

本集團憑藉上半年取得的良好進展，展望未來半年前景樂觀。本集團上半年的業績受惠於中國內地和香港利好的經濟環境、內地消費市道暢旺及本集團不斷致力提升營運效率所支持。

本集團矢志成為中國最大規模的消費企業，不斷擴張其核心業務領域，並積極在中國內地拓展廣泛的銷售及經銷網絡。除着眼於規模擴張外，集團內部亦提倡講求成本效益、同步成本控制及生產力提升的文化，務求實現股東價值。與此同時，本集團在符合股東利益的原則下，繼續致力進行非核心資產的出售。

PROSPECTS

Leveraging on the progress made in the first half, the outlook for the remainder of the year is positive. The Group's first half results benefited from the favorable economic environment in the Chinese Mainland and Hong Kong, a robust mainland consumer market and our persistent efforts to improve operational efficiency.

With an objective of becoming the largest consumer company in China, the Group has been stretching its market presence in the core business domains and developed an extensive sales and distribution network in the Chinese Mainland. Apart from building scale, a culture on cost efficiency, looking for concurrent cost control and productivity enhancement, has been promulgated internally to deliver shareholders' value. At the same time, the Group remains committed to the divestment of non-core assets in a manner consistent with our shareholders' interest.

內地的超市業務競爭激烈，但本集團努力改良店舖業態、節約成本、提升供應鏈的效率及透過進行策略收購發揮協同效益，大大加強了本集團的競爭能力和盈利動力。本集團的超市業務採取多業態策略，以最有效的方式在目標地區建立主導地位。日後的擴展模式將視乎當地的人口分佈及經濟環境而專注發展大型超市和標準超市。我們透過直接向生產商及批發市場採購更多食物產品，加強新鮮食品業務。我們同時亦對華東地區的採購及物流網絡進行整合。為減輕零售舖位租金上升的影響，除了在新店開設上力求審慎外，我們更將部份大型超市舖面分租予其他有互補性的租戶，並在嚴格條件下選擇性購入超市物業。浙江省及廣州等近年開發的新地區今年的表現大為改善，反映盈利能力與規模之正面關係。

The mainland supermarket business is highly competitive but our efforts in store format improvement, cost savings, supply chain enhancement and synergies through strategic acquisitions have enhanced our competitiveness and earnings momentum. Our supermarket operation has adopted a multi-store format strategy to establish dominance within the target district in the most efficient way. Future expansion will focus on hypermarket and standard supermarket depending on the local demographics and economies. We are strengthening the fresh food section by sourcing more food products directly from producers or wholesale markets. We are also integrating the procurement and logistics networks in Eastern China. To alleviate the impact of rising retail rentals, apart from prudence in new store opening, we are leasing out some of the hypermarket space to complementary tenants and are buying selective supermarket properties under stringent requirements. New districts developed in recent years, including Zhejiang Province and Guangzhou, have improved considerably this year, reflecting the positive correlation between profitability and scale.

本集團的飲品業務於本年度上半年的銷量增長31%至超過2,400,000千升，成績遠優於市場表現。我們行銷全國的「雪花」品牌以銷量計算已經成為國內最大單一品牌，增長速度尤其令人鼓舞。於回顧期內，它的銷量急升85%，佔總銷量的53%。「雪花」品牌大行其道，全賴本集團的品牌定位、推廣策略及市場整固工作奏效所致。本集團將透過收購行動、投資新廠及提升現有廠房的產能，繼續擴大本身所佔的市場份額。同時亦會審慎拓展新地區，如廣東、福建及北京核心區域。雖然開展初期涉及較高成本，但有關部署對於擴大整體經銷網絡極為重要。與此同時，本集團致力透過提高營運效率，達致具盈利的擴張。大規模的中央採購和改革經銷渠道等工作亦已同時進行。

Our beverage operation reported a 31% growth in sales volume in the first half of this year to more than 2.4 million kilolitres, considerably outperforming the market. The growth of our national brand, "SNOW", which is already the biggest single local brand in terms of sales volume, is particularly encouraging. Its sales volume surged by 85% during the period under review, accounting for 53% of our total sales volume. The popularity of "SNOW" is the result of our success in brand positioning, marketing strategies and market consolidation. We will continue to raise our market presence through acquisitions, greenfield investments and capacity upgrade of existing plants. New districts will also be developed prudently, such as Guangdong, Fujian and Beijing proper. Although the start up cost is high, this is essential in order to expand our distribution network. At the same time, we aim to attain profitable expansion via improvement in operational efficiency. Extensive programs on centralized procurement and reforming the distribution channel have been carried out.

本集團在內地的鮮肉加工項目進展理想。我們已成功在內地兩個城市發展完善的供應鏈，由生豬採購、屠宰、肉類生產以至零售，一應俱全。於去年年底投產，位於上海的肉類加工中心已見屠宰量增加，同時亦提升了市內肉類生產的標準。於回顧期內，深圳業務錄得強勁的溢利增長，並已經開始利用便宜的成本向集團旗下的華南超市供應肉類產品。豐富經驗和昭著信譽令本集團在把握內地市場的投資商機上享有優勢。隨着中國冰鮮豬肉獲准輸港，儘管初期數量不多，仍然有憂慮會對香港新鮮豬肉的價格構成負面影響。然而，本集團的食品加工及經銷業務已成功為「五豐」品牌建立優質鮮肉的標記，在市民日益關注食品安全的環境下，優質品牌的形象深入民心。

去年年初撤銷配額限制原帶來利好的影響，但卻遭美國和歐盟其後採取的保護措施所抵銷，以致本集團旗下紡織業務於本年度上半年表現平緩。在面對種種制肘下，我們已建立能夠生產較高檔次紗線產品的優勢，以配合海外市場對高質素襯衫及絲襪的殷切需求。我們亦同時間鎖定以牛仔布消閑服為成衣出口的主導。石油業務的經常性溢利於本年度第二季回升，原因為內地石化市場的表現轉好，以及香港的油站業務在石油氣的定價機制獲得調整後轉趨穩定。本集團一直在評估重整此項非核心業務的可行性。並且已經與潛在投資者進行磋商，最終可能導致將部份或整項業務出售，但迄今尚未達成任何協議，亦未定出時間表。

雖然有憂慮擔心利率高企、能源價格上漲及政局緊張對全球經濟之影響，但在中國內地經濟強勁增長支持下，本集團的經營環境仍然普遍向好。近期推出冷卻內地經濟的措施主要是針對若干已出現投資過剩狀況的行業，而且中央政府已經強調要改善生活水準和營造均衡的增長模式，以刺激國內消費。本着實現股東價值的使命，本集團透過轉型為消費企業，為持續增長奠定穩固基礎。

There is satisfactory progress in our mainland fresh meat processing projects. We have developed a competent supply chain from pig sourcing, slaughtering, meat production to retailing in two mainland cities. Commencing operation at the end of last year, the meat processing centre in Shanghai has increased its slaughtering volume and raised the standard of meat production in the city. The Shenzhen operation registered strong profit growth during the period under review and it is already supplying meat products to our supermarket business in southern China at low cost. Our experience and reputation put us in a favorable position to capture further investment opportunities in the mainland market. With the import of chilled pork from China allowed, albeit a small volume initially, there are concerns about the adverse impact on the price of fresh pork in Hong Kong. Nevertheless, our food processing and distribution operation has successfully developed "Ng Fung" brand as high quality fresh meat, creating a strong premium brand image amidst growing concerns over food safety.

The impact of the elimination of quotas at the beginning of last year was readily apparent but this was offset by the safeguards imposed by the United States and the European Union subsequently, resulting in a slack performance of our textile operation in the first half of this year. Against these constraints, we have established our niche in higher end yarn products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export. There was a recovery in the recurring profit of our petroleum operation in the second quarter of the year, attributable to an improved petrochemical market in the mainland and a stabilized filling stations operation in Hong Kong after adjusting the price-fixing mechanism for LPG. The Group has been assessing the feasibility of various alternatives for restructuring this non-core business. Discussions have been held with potential investors which may lead to partial or complete disposal of the business but no agreement has been reached and no timetable has been set.

Whilst there are concerns about the impact of high interest rates, surging energy prices and political tensions on the global economy, the Group's operating environment is generally positive nurtured by the robust economic growth in the Chinese Mainland. The recent measures to slow down the mainland economy are specific to certain over-invested sectors and the central government has emphasized on the improvement of living standards and a more balanced growth model in favor of domestic consumption. With a mission to deliver shareholders' value, the Group has already constructed solid platforms for sustainable growth through our transformation into a consumer company.

內部監控

董事會明白本身有責任建立及維持一套奏效的內部監控系統，確保達成企業目標、業務運作暢順、保障集團資產、維護股東權益及確保財務報表的準確。本集團採納了美國Committee of Sponsoring Organizations of the Treadway Commission (「COSO」)的報告所提出的監控架構作為釐定集團公司通用監控系統的標準。我們的內部監控系統包括五項主要元素，即有效的監控環境、風險管理、溝通和資訊系統、具成本效益的監控程序，以及恰當的監察機制。

董事會透過監察本集團內審部和審核委員會的工作，定期檢討本集團的內部監控系統。截至二零零六年六月三十日止六個月，董事會已檢討本集團現有內部監控系統的成效，結果令人滿意。

投資者關係

暢通交流和主動溝通是與投資者建立及維持良好關係的關鍵。於本年度首六個月，我們先後在約140次會議上會見超過400位分析員和基金經理，詳細介紹本集團的最新發展和策略。而我們慣常在每年四月份左右，進行為期三週的全球路演，拜訪歐洲、美國及亞洲的機構投資者，贏得投資界高度讚賞。今年路演的重點是介紹超市和飲品業務，詳細分析我們的市場定位、策略及競爭環境。除了總部派出的管理高層外，上述兩項業務的主管亦有參與是次路演。本集團將繼續維持公司透明度，務求以適時、直接及平等的方式為市場提供資訊。

INTERNAL CONTROL

The Board recognizes that it has the overall responsibility to establish and maintain a sound internal control system to ensure the accomplishment of corporate goals, smooth running of the operations, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial statements. Our Group adopts the control framework outlined by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States as our standards in establishing control systems among our Group companies. Our internal control system includes five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control process and proper monitoring mechanism.

The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's internal audit department and the Audit Committee. For the six months ended 30 June 2006, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place.

INVESTOR RELATIONS

Open dialogue and proactive communication are the keys to the building and maintenance of good investor relations. During the first six months of this year, we met with more than 400 analysts and fund managers in around 140 meetings for discussion of the Group's latest developments and strategies. Our practice for conducting a three-week global roadshow annually around April to visit institutional investors in Europe, the United States and Asia has highly been appreciated by the investment community. The focus this year was on our supermarket and beverage operations and detailed analysis on our niche, strategies and the competitive environment was presented. Chief executives of the two operations also participated in the roadshow together with senior management from the headquarters. The Group will continue to uphold transparency and provide the market with timely, direct and equal access to information.

社會責任

本集團對履行社會責任一向不遺餘力。所有業務單位均熱心參與各項慈善活動。例如我們的香港超市業務就獲香港社會服務聯會頒發「商界展關懷」標誌，以表揚其努力發揮良好企業公民的精神。除慈善活動外，本集團亦鼎力支持保育天然資源，旗下香港超市業務聯同本港其他零售商，承諾協助減少使用塑膠購物袋，並參與「無膠袋日」運動。本集團將繼續在社會上推動環保意識。

SOCIAL RESPONSIBILITY

The Group has been working constantly in fulfilling its social responsibility towards the community. All operations actively participate in various charitable events. Our supermarket operation in Hong Kong, for example, was awarded "The Caring Company Logo" by The Hong Kong Council of Social Service in February 2006 in recognition of its efforts to demonstrate good corporate citizenship. In addition to charity activities, we have also been a strong supporter for protection and preservation of our natural resources. Joining hands with other local retailers, our supermarket operation in Hong Kong has pledged to reduce the use of plastic shopping bags and participated in the "No Plastic Bag Day" event. We will continue to promote environmental protection in the society.

致謝

承蒙股東鼎力支持，各級員工盡忠職守，本人謹代表董事會衷心致謝。

APPRECIATION

On behalf of the Board, I would like to extend my gratitude to shareholders for their continued support and to our devoted staff for their outstanding service.

主席
宋林

香港，二零零六年九月六日

SONG LIN
Chairman

Hong Kong, 6 September 2006

業務回顧

零售

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場及物流；(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。

二零零六年上半年，本集團零售業務的經營業績錄得顯著改善，主要來自超市業務的內涵增長持續改善，加上於二零零五年末購入的浙江華潤慈客隆超市有限公司(「浙江慈客隆」)的盈利貢獻。回顧期內的營業額及應佔溢利分別為港幣9,910,000,000元及港幣147,300,000元，較二零零五年同期分別增加25.0%及40.4%。

根據國家統計局公佈，二零零六年上半年的國內生產總值增長率達10.9%。內地經濟保持強勁增長，城鎮居民可支配收入穩步上升，居民消費力日漸提高。加上內地政府積極擴大國內需求，令本集團的整體消費業務得以受惠。

香港於二零零六年上半年的出口強勁，帶動整體市場氣氛持續樂觀，家庭收入增加及市場就業機會湧現，促使整體消費意欲漸趨高漲。根據政府預測，未來五年本港生產總值將會逐年增長約4%，香港的零售業可望穩步增長。

超級市場及物流

超級市場及物流業務於二零零六年上半年的營業額為港幣8,860,000,000元，期內應佔溢利為港幣118,700,000元，較二零零五年同期分別增加27.9%及98.7%。

本集團的區域發展有實質進展。通過開設新店、邀請特許經營店舖加盟及收購項目，穩健地拓展零售網絡，爭取擴大目標市場的佔有率。截至二零零六年上半年止，本集團在香港及中國內地的華東及華中、華南及華北地區共經營約2,200間店舖，其中44%是直接經營，其餘則為特許經營。店舖業態大致分為大型超市、綜合超市、標準超市以及便利店。二零零六年上半年的營業額來自不同區域，其中華東及華中佔54.4%，華南佔26.5%，香港佔13.2%，而華北則佔5.9%。

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The first half of 2006 saw strong performance in the Group's retail division, underpinned by sustained organic growth in the supermarket operation and further boosted by the newly acquired China Resources Cikelong (Zhejiang) Supermarket Co. Ltd ("Zhejiang Cikelong") 浙江華潤慈客隆超市有限公司 in late 2005. Turnover and attributable profit for the period under review amounted to HK$9,910.0 million and HK$147.3 million respectively, representing an increase of 25.0% and 40.4% over the same period of 2005.

According to the National Bureau of Statistics, a respectable 10.9% GDP growth rate was attained in the Chinese Mainland for the first half of 2006. Strong economic growth was driven by the rising individual income levels in the urban and suburban areas. The Chinese government continues to promote domestic consumption and boost imports, and the Group's consumer businesses have benefited as a whole.

In Hong Kong, the overall market sentiment remained positive due to buoyant export trade in the first half of 2006. The general increase in household income and continuous improvement in the local job market gave rise to a distinct pick up of local consumption expenditure. The government's forecast of year-on-year real GDP growth for the next five years is 4%. Market outlook of the local retail industry is encouraging with steady growth.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first half of 2006 was HK$8,860.0 million, representing an increase of 27.9% over the same period in 2005. Attributable profit for the first half of 2006 amounted to HK$118.7 million, representing an increase of 98.7% over the same period in 2005.

The division's regional growth strategies delivered promising results in the first half of 2006. Good progress was made on key fronts through new store openings, line-up with franchised stores and acquisitions. Continuous expansion in retail networks helped achieve growth of market share in target regions. As at the end of June 2006, the Group operated a total of approximately 2,200 stores in Hong Kong, Eastern and Central, Southern and Northern regions in the Chinese Mainland, of which 44% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 54.4%, 26.5%, 13.2% and 5.9% of the division's turnover for the period under review.

經營規模擴大和整體同店增長率達7.5%，是二零零六年上半年營業額上升的主要動力，尤其中國內地的同店增長率達8.9%。採購商品金額的增加提高了本集團與供應商的議價實力，來自供應商的收益(包括通道費收入和進貨返利收入)得以不斷增加，有助改善整體經營業績。回顧期內，未計利息、稅項、折舊及攤銷前盈利(「EBITDA」)達港幣436,300,000元，較二零零五年同期增長34.4%。

Turnover growth in the first half of 2006 was mainly driven by rapid store openings together with an overall same store growth of 7.5%, in particular 8.9% was recorded for the Chinese Mainland. Procurement conditions were enhanced through increasing purchase centralization which was made possible with improved retail networks. This also strengthened bargaining power in negotiations with suppliers. The increase in payments from suppliers, which included incentives, store display and promotion income, further improved the overall operating results. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first half of the year amounted to HK$436.3 million, representing a 34.4% growth over the same period of 2005.

華東及華中地區以顧客需求為導向不斷優化和豐富商品組合，並針對市場變化作出快速反應，降低缺貨率，提高營運效率，同店增長率達9.4%。特別是蘇果超市加強媒體廣告的營銷策略，進一步穩固了蘇果在南京地區的市場佔有率。然而，開業不足一年的購物廣場(蘇果的全新業態)在招商和吸引人流等方面尚需時間培養，盈利表現有待改善。去年年末完成收購的浙江慈客隆在回顧期間帶來顯著的盈利貢獻。為進一步提升在寧波(華東地區)的市場佔有率，本集團於二零零六年六月與當地一家營運商共同組建公司，透過資源整合，擴大零售網點。

The Eastern and Central China operation continued to enrich its highly diversified product mix to make it more appealing to local customers. Improved operational logistics substantially reduced stock-out rates and therefore became more responsive to the rapid market changes. A satisfactory same store growth of 9.4% was recorded. Suguo successfully maintained its market share in Nanjing through active business promotion in the media. However, Suguo's newly opened hypermarkets, its new store format, still need specific adjustments to drive rentals and shoppers flow, leaving room for improvement to their profitability. The newly acquired Zhejiang Cikelong in late 2005 continued to strengthen our market presence in Ningbo, Eastern China and contributed significant profit for the period under review. To further enlarge the store clusters and optimize resources utilization as a cost effective, rapid growth strategy in Ningbo, the Group started a joint venture with a local supermarket chain in June 2006. With higher market penetration anticipated in the region, there will be further growth in both turnover and profitability.

華南地區在店面改造、整合供應鏈、營銷策略運用等方面取得理想成效，帶動營業額上升，大型超市和綜合超市的同店增長率分別達9.2%和16.4%。管理架構的調整既提高了營運效率，也節省了管理成本。然而，包括東莞lifestyle store在內的部分大型超市及標準超市的盈利能力仍然有待改善。

In Southern China, store facelifts, better supply chain management and innovative marketing initiatives delivered satisfactory results. Same store growth of hypermarkets and superstores reached 9.2% and 16.4% respectively. Productivity improvement and cost control initiatives also helped streamline key processes and drove down costs. However, performance of certain hypermarkets and supermarkets, which include the lifestyle store in Dongguan, was still slack in the period under review.

華北地區的營業額增加38.0%，主要來自天津收購店舖和新開店舖。然而，部分舊店舖面對多家實力較強之外資零售營辦商的劇烈競爭，再加上周邊進行重建及拆遷影響客流量，致使淨虧損有所增加。本集團將放緩擴張步伐，集中調整現有店舖和理順供應鏈，加強生鮮商品經營和促銷力度，以及調整商品配置及場地佈局，以提升店舖的銷售額和盈利能力。

The 38.0% turnover increase in Northern China was mainly attributable to the acquisition of stores in Tianjin and new store openings. However, net loss worsened as certain existing stores in the major cities of the region faced head-on competition with foreign retail operators. Certain redevelopment works in the areas also affected customer traffic. To improve store sales and profitability, the Group is slowing its pace of expansion in the region, putting in more efforts to rationalize existing stores and the related supply chains, and adopting more competitive pricing mechanism to further boost the fresh produce operations and sales.

香港地區面對本地主要對手的強大競爭壓力。本集團審慎監察推出多項折價優惠給予顧客，得以同時維持市場佔有率。隨著本港重現消費意欲、零售業銷售持續增長及市場對優質倉儲的需求日形殷切，中期至長遠而言有利於香港業務的發展。

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, the Hong Kong operation will benefit in medium to long term.

為應對目前零售市場激烈的競爭，本集團將通過收購新項目和開設新店發展大型超市和綜合超市，將經營網點伸延至二級城市，加速提高目標地區的市場佔有率。本集團亦鋭意物色配套完善的城市開設標準超市，為發展超市業態奠定基礎。

To cope with the prevailing keen competition in the retail market, the Group will focus on new acquisitions and development of hypermarkets and superstores through new store openings and moving into second tier cities in order to raise the market presence in the target regions. We will also emphasize standard-sized supermarkets in selected developed cities in order to establish a better niche for this format.

品牌時尚產品經銷

二零零六年上半年品牌時尚產品經銷業務的營業額及應佔溢利分別為港幣726,600,000元及港幣13,400,000元，分別較二零零五年同期增加12.5%及減少28.9%。

Brand-fashion Distribution

Turnover and attributable profit of the brand-fashion distribution segment for the first half of 2006 amounted to HK$726.6 million and HK$13.4 million respectively, representing an increase of 12.5% and a decrease of 28.9% from the same period of 2005.

二零零六年上半年「Esprit」品牌的營業額及應佔溢利分別強勁增長35.6%及24.8%，主要因新店開業、積極進行業務推廣提高品牌知名度及改良產品設計所致。自營店的同店增長率達20.9%，而延長特許經營商的信貸期亦有助提高批發業務的營業額。於二零零六年六月底，中國內地的「Esprit」品牌經銷網絡已設立約690間自營及特許經營店。

The "Esprit" brand recorded a strong growth in turnover and attributable profit of 35.6% and 24.8% respectively for the first half of 2006. This was achieved through new store openings, active business promotions for higher brand recognition, together with enhanced product designs. Self-operated stores recorded a same store growth of 20.9%, while extended credit period granted to franchisees also helped improving turnover of wholesale business. As at the end of June 2006, the distribution network of the "Esprit" brand comprised approximately 690 self-operated and franchised stores in the Chinese Mainland.

在本集團不斷檢討品牌組合的政策下，自二零零五年最後一季開始，本集團將於經銷合約屆滿時停止經銷若干品牌，及決定放棄若干發展潛質有限的品牌。於二零零六年首六個月內進行清貨促銷及多間門店相繼結業，均對業務的盈利能力構成不利影響。

Under the Group's continuous brand portfolio review, distribution of certain brands will cease upon the expiry of the distribution contracts and it has determined to pull out certain brands considered to have limited development potential since the last quarter of 2005. Clearance sales and successive store closures in the first six months of 2006 adversely affected the profitability of the segment.

其他零售店

截至二零零六年六月底，本集團在香港經營的連鎖零售店包括4間中藝和在香港及中國內地經營34間華潤堂。

Other Retail Stores

As at the end of June 2006, the Group's chain of retail stores consisted of 4 Chinese Arts & Crafts 中藝 stores in Hong Kong and 34 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

二零零六年首六個月其他零售店業務的營業額為港幣323,400,000元，較二零零五年同期減少9.4%。二零零六年首六個月的應佔溢利為港幣15,200,000元，較二零零五年同期減少42.2%。

Turnover of the other retail stores segment for the first six months of 2006 was HK$323.4 million, representing a decrease of 9.4% over the same period of 2005. Attributable profit for the first six months of 2006 was HK$15.2 million, a decrease of 42.2% over the same period of 2005.

資產抵押

於二零零六年六月三十日，本集團已抵押賬面淨值為港幣331,000,000元（二零零五年十二月三十一日：港幣227,900,000元）的資產，以獲取總額為港幣283,800,000元（二零零五年十二月三十一日：港幣248,300,000元）的借貸。

PLEDGE OF ASSETS

As at 30 June 2006, assets with a carrying value of HK$331.0 million (31 December 2005: HK$227.9 million) were pledged for total borrowings of HK$283.8 million (31 December 2005: pledged for total borrowings of HK$248.3 million).

或然負債

於二零零六年六月三十日，本集團並無任何重大或然負債。

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 June 2006.

僱員

於二零零六年六月三十日，本集團除聯營公司以外聘用約112,000人，其中逾96%在中國內地僱用，其餘的主要駐守香港。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並輔以現金花紅及購股權之獎勵。

EMPLOYEES

As at 30 June 2006, the Group, excluding its associated companies, had a staff size of around 112,000, amongst which more than 96% were employed in the Chinese Mainland, whilst the rest was mainly from Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in form of cash bonus and share option.

承董事會命
董事總經理
陳樹林

香港，二零零六年九月六日

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 6 September 2006

簡明綜合損益表
Condensed Consolidated Profit and Loss Account

截至2006年6月30日止六個月 For the six months ended 30 June 2006

		附註 Notes	截至六月三十日止六個月 Six months ended 30 June 二零零六年 2006 (未經審核) (Unaudited) 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列) (Unaudited and Restated) 港幣千元 HK$'000
營業額	Turnover	2	**31,580,722**	25,356,360
銷售成本	Cost of sales		**(26,120,233)**	(20,810,449)
毛利	Gross profit		**5,460,489**	4,545,911
其他收入	Other income	3	**756,461**	801,205
銷售及分銷費用	Selling and distribution expenses		**(3,176,166)**	(2,505,391)
一般及行政費用	General and administrative expenses		**(1,066,018)**	(1,050,937)
經營溢利	Profit from operations		**1,974,766**	1,790,788
財務成本	Finance costs	4	**(248,065)**	(214,192)
應佔聯營公司業績淨額	Share of net results of associates		**151,139**	170,474
除税前溢利	Profit before taxation		**1,877,840**	1,747,070
税項	Taxation	5	**(356,586)**	(285,406)
本期溢利	Profit for the period	6	**1,521,254**	1,461,664
分配於：	Attributable to:			
本公司股東權益	Shareholders of the Company		**1,265,493**	1,262,360
少數股東權益	Minority interests		**255,761**	199,304
			1,521,254	1,461,664
每股盈利	Earnings per share	8		
基本	Basic		**HK$0.55**	HK$0.59
攤薄	Diluted		**HK$0.54**	HK$0.57

簡明綜合資產負債表
Condensed Consolidated Balance Sheet

於2006年6月30日 At 30 June 2006

		附註 Notes	**於二零零六年六月三十日 At 30 June 2006 (未經審核) (Unaudited) 港幣千元 HK$'000**	於二零零五年十二月三十一日 At 31 December 2005 (未經審核及重列) (Unaudited and Restated) 港幣千元 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
一投資物業	– Investment properties	9	**5,864,118**	5,401,655
一持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	9	**2,004,310**	2,060,561
一其他物業、機器及設備	– Other property, plant and equipment	9	**14,763,878**	13,973,983
商譽	Goodwill		**3,092,045**	3,083,706
其他無形資產	Other intangible assets		**607,345**	629,901
於聯營公司之權益	Interests in associates		**1,219,678**	1,070,552
可售投資	Available for sale investments		**76,661**	77,081
預付款項	Prepayments		**424,051**	411,016
遞延税項資產	Deferred taxation assets		**129,107**	140,018
			28,181,193	26,848,473
流動資產	**Current assets**			
存貨	Stocks		**6,318,464**	6,490,181
貿易及其他應收款項	Trade and other receivables	10	**5,943,087**	5,615,650
衍生金融工具	Derivative financial instruments		**74,784**	69,894
可退回税項	Taxation recoverable		**18,781**	22,030
現金及銀行結存	Cash and bank balances		**5,859,029**	6,926,071
			18,214,145	19,123,826
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	11	**(12,300,867)**	(11,550,691)
衍生金融工具	Derivative financial instruments		**(88,187)**	(85,053)
短期貸款	Short term loans		**(2,079,840)**	(5,168,729)
應付税項	Taxation payable		**(323,239)**	(233,928)
			(14,792,133)	(17,038,401)
流動資產淨值	**Net current assets**		**3,422,012**	2,085,425
總資產減流動負債	**Total assets less current liabilities**		**31,603,205**	28,933,898
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities		**(5,754,708)**	(5,039,421)
遞延税項負債	Deferred taxation liabilities		**(1,018,047)**	(951,141)
			24,830,450	22,943,336
股本及儲備	**Capital and reserves**			
股本	Share capital	12	**2,331,204**	2,233,429
儲備	Reserves		**17,511,322**	15,963,019
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**19,842,526**	18,196,448
少數股東權益	**Minority interests**		**4,987,924**	4,746,888
總權益	**Total equity**		**24,830,450**	22,943,336

簡明綜合現金流量表
Condensed Consolidated Cash Flow Statement

截至2006年6月30日止六個月 For the six months ended 30 June 2006

		截至六月三十日止六個月 Six months ended 30 June 二零零六年 2006 (未經審核) (Unaudited) 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列) (Unaudited and Restated) 港幣千元 HK$'000
經營活動之現金流入淨額	Net cash inflow from operating activities	**2,300,914**	2,677,880
用於投資活動之淨現金	Net cash used in investing activities	**(967,640)**	(1,092,283)
融資活動之現金流出淨額	Net cash outflow from financing activities	**(2,395,667)**	(422,179)
現金及現金等值淨(減少)/增加	Net (decrease)/increase in cash and cash equivalents	**(1,062,393)**	1,163,418
匯率調整之影響	Effect on foreign exchange rate changes	**(4,649)**	(1,841)
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**6,926,071**	4,854,233
於六月三十日之現金及現金等值	Cash and cash equivalents at 30 June	**5,859,029**	6,015,810
現金及現金等值結餘之分析	Analysis of the balances of cash and cash equivalents		
現金及銀行結存	Cash and bank balances	**5,859,029**	6,015,819
銀行透支	Bank overdrafts	**–**	(9)
		5,859,029	6,015,810

簡明綜合股東權益變動表
Condensed Consolidated Statement of Changes in Equity

截至2006年6月30日止六個月 For the six months ended 30 June 2006

		本公司股東應佔權益 Equity attributable to shareholders of the Company									少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital	股份溢價 Share premium	估值儲備 Valuation reserve	僱員股份補償儲備 Employee share-based compensation reserve	認股權證儲備 Warrant reserve	對沖儲備 Hedge reserve	匯兌儲備 Exchange reserve	保留溢利 Retained profits	合計 Total		
		港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
於二零零六年一月一日	At 1 January 2006	2,233,429	11,623,012	4,607	145,169	167,755	2,971	187,644	3,831,861	18,196,448	4,746,888	22,943,336
匯兌調整	Exchange rate adjustments	-	-	-	-	-	-	89,423	-	89,423	31,074	120,497
確認衍生金融工具公允價值變動	Recognition of changes in fair value on derivative financial instruments	-	-	-	-	-	4,430	-	-	4,430	-	4,430
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	-	-	-	4,430	89,423	-	93,853	31,074	124,927
轉撥盈利或虧損	Transfer to profit or loss	-	-	-	-	-	(1,695)	-	-	(1,695)	-	(1,695)
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	-	1,265,493	1,265,493	255,761	1,521,254
本期間已確認收支總額	Total recognised income and expenses for the period	-	-	-	-	-	2,735	89,423	1,265,493	1,357,651	286,835	1,644,486
按溢價發行股份	Shares issued at premium	97,775	761,905	-	-	-	-	-	-	859,680	-	859,680
發行股份費用	Share issue expenses	-	(510)	-	-	-	-	-	-	(510)	-	(510)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	34,131	34,131
注入資本	Capital injection	-	-	-	-	-	-	-	-	-	19,400	19,400
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	(8)	(8)
於償還複合金融工具時轉出	Released upon repayment of compound financial instruments	-	-	-	-	(167,755)	-	-	167,755	-	-	-
股息	Dividends	-	-	-	-	-	-	-	(581,885)	(581,885)	(99,322)	(681,207)
僱員購股權福利	Employee share option benefits	-	-	-	11,142	-	-	-	-	11,142	-	11,142
		97,775	761,395	-	11,142	(167,755)	2,735	89,423	851,363	1,646,078	241,036	1,887,114
於二零零六年六月三十日	At 30 June 2006	2,331,204	12,384,407	4,607	156,311	-	5,706	277,067	4,683,224	19,842,526	4,987,924	24,830,450

		Equity attributable to shareholders of the Company 本公司股東應佔權益								少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	僱員股份補償儲備 Employee share-based compensation reserve 港幣千元 HK$'000	認股權證儲備 Warrant reserve 港幣千元 HK$'000	對沖儲備 Hedge reserve 港幣千元 HK$'000	匯兌儲備 Exchange reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
於二零零五年一月一日	At 1 January 2005	2,123,009	10,636,850	91,986	167,755	–	9,039	2,306,699	15,335,338	4,811,653	20,146,991
匯率調整	Exchange rate adjustments	–	–	–	–	–	(1,721)	–	(1,721)	(39)	(1,760)
確認衍生金融工具公允價值變動	Recognition of changes in fair value on derivative financial instruments	–	–	–	–	7,867	–	–	7,867	–	7,867
直接確認為權益之收入淨額	Net income recognised directly in equity	–	–	–	–	7,867	(1,721)	–	6,146	(39)	6,107
股東應佔溢利	Profit attributable to shareholders	–	–	–	–	–	–	1,262,360	1,262,360	199,304	1,461,664
本期間已確認收支總額	Total recognised income and expenses for the period	–	–	–	–	7,867	(1,721)	1,262,360	1,268,506	199,265	1,467,771
按溢價發行股份	Shares issued at premium	78,094	744,144	–	–	–	–	–	822,238	–	822,238
發行股份費用	Share issue expenses	–	(192)	–	–	–	–	–	(192)	–	(192)
收購附屬公司	Acquisition of subsidiaries	–	–	–	–	–	–	–	–	2,182	2,182
增購一間附屬公司權益	Purchase of additional interest in a subsidiary	–	–	–	–	–	–	–	–	(370,542)	(370,542)
因出售聯營公司而轉出	Release due to disposal of associates	–	–	–	–	–	1,319	–	1,319	–	1,319
股東注資	Capital contribution	–	–	–	–	–	–	–	–	564	564
股息	Dividends	–	–	–	–	–	–	(351,703)	(351,703)	(85,675)	(437,378)
僱員購股權福利	Employee share option benefits	–	–	26,753	–	–	–	–	26,753	–	26,753
		78,094	743,952	26,753	–	7,867	(402)	910,657	1,766,921	(254,206)	1,512,715
於二零零五年六月三十日	At 30 June 2005	2,201,103	11,380,802	118,739	167,755	7,867	8,637	3,217,356	17,102,259	4,557,447	21,659,706

簡明財務報告附註
Notes to the Condensed Financial Statements

一、 一般事項

甲 獨立審閱

截至二零零六年六月三十日止半年度之中期業績並未經審核及已經由本集團之審核委員會審閱。

乙 編製基準

截至二零零六年六月三十日止六個月之簡明綜合中期財務報告(「中期財務報告」)乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16所載之適用披露規定及香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

丙 主要會計政策

除附註一丁所載的會計政策變動外,編製中期財務報告所用的會計政策與編製截至二零零五年十二月三十一日止年度全年財務報告所用者一致。

於回顧期間,本集團已引用香港會計師公會(「香港會計師公會」)頒佈的多項新訂準則、修訂及詮釋(「新訂香港財務報告準則」)。該等新訂香港財務報告準則乃適用於二零零六年一月一日或之後開始的會計期間。

引用該等新訂香港財務報告準則並未對本會計期間及以往會計期間業績構成重大影響,故毋須作出任何前期調整。

本集團並無提早引用香港會計師公會已頒佈但尚未生效的新訂準則、修訂及詮釋。本公司董事預計引用該等準則、修訂及詮釋不會對本集團的業績及財政狀況構成重大影響。

1. General

A Independent review

The interim results for the half-year ended 30 June 2006 are unaudited and have been reviewed by the Group's Audit Committee.

B Basis of preparation

The condensed consolidated interim financial statements for the six-month ended 30 June 2006 ("interim financial statements") have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

C Principal Accounting Policies

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 except the change in accounting policy as set out in note 1D.

In the current period, the Group has applied the new standards, amendments and interpretations (new "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on or after 1 January 2006.

The adoption of these new HKFRSs has had no material effect on the results for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

The Group has not early applied the new standards, amendments and interpretations that have been issued by the HKICPA but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and financial positions of the Group.

一、 一般事項(續)

丁 會計政策變動

於以往年度,於共同控制實體的權益採用權益法入賬,乃按本集團應佔有關實體的資產淨值加收購商譽及減除任何已確定的減值虧損後列於綜合資產負債表。

由二零零六年一月一日起,本集團在確認共同控制實體的權益時採用香港會計準則第31號「共同控制實體權益」所載的比例合併法。本公司董事認為使用比例合併法可更準確反映本集團於共同控制實體所持權益的具體及經濟現實。

根據比例合併法,本集團應佔共同控制實體的資產、負債及收支乃按逐項對應基準與本集團財務報告中的類似項目合併計算。

雖然更改會計政策不致改變本集團於二零零五年十二月三十一日的資產淨值,對本集團截至二零零五年六月三十日止六個月的綜合損益表亦不構成任何重大影響,但綜合賬目內的個別項目可能會構成重大影響。因此,對會計政策作出的變動已按追溯基準引用,比較數據亦因應已改變的會計政策予以重列。

1. General (continued)

D Change in Accounting Policy

In prior years, interests in jointly controlled entities were accounted for using the equity method, which are stated on the consolidated balance sheet at the Group's share of net assets of the entities plus goodwill arising on acquisitions, less any identified impairment loss.

With effect from 1 January 2006, the Group adopts the proportionate consolidation method as set out in the HKAS 31 "Interests in Jointly Controlled Entities" for the recognition of interests in jointly controlled entities. The directors of the Company consider that the use of proportionate consolidation method better reflects the substance and economic reality of the Group's interests in jointly controlled entities.

Under the proportionate consolidation method, the Group's share of assets, liabilities, income and expenses of joint controlled entities is combined on a line-by-line basis with similar items in the Group's financial statements.

Although the change in accounting policy does not have any effect on the Group's net assets as at 31 December 2005 and the Group's consolidated profit attributable to shareholders for the six months ended 30 June 2005, it would result in certain changes in individual line items of the consolidated accounts. The new accounting policy has been applied retrospectively and the comparatives have been restated accordingly.

一、 一般事項(續) / 1. General (continued)

丁 會計政策變動(續) / D Change in Accounting Policy (continued)

(i) 對截至二零零五年六月三十日止六個月的簡明綜合損益表之影響

(i) Effect on the condensed consolidated profit and loss account for the six months ended 30 June 2005

		二零零五年 2005 (以往呈報) (As previously reported) 港幣千元 HK$'000	會計政策變動之影響 Effect of change in accounting policy 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列) (Unaudited and Restated) 港幣千元 HK$'000
營業額	Turnover	25,255,560	100,800	25,356,360
銷售成本	Cost of sales	(20,729,128)	(81,321)	(20,810,449)
毛利	Gross profit	4,526,432	19,479	4,545,911
其他收入	Other income	798,940	2,265	801,205
銷售及分銷費用	Selling and distribution expenses	(2,505,391)	–	(2,505,391)
一般及行政費用	General and administrative expenses	(1,046,409)	(4,528)	(1,050,937)
經營溢利	Profit from operations	1,773,572	17,216	1,790,788
財務成本	Finance costs	(213,452)	(740)	(214,192)
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities	15,878	(15,878)	–
應佔聯營公司業績淨額	Share of net results of associates	170,474	–	170,474
除税前溢利	Profit before taxation	1,746,472	598	1,747,070
税項	Taxation	(284,808)	(598)	(285,406)
本期溢利	Profit for the period	1,461,664	–	1,461,664
分配於:	Attributable to:			
本公司股東權益	Shareholders of the Company	1,262,360	–	1,262,360
少數股東權益	Minority interests	199,304	–	199,304
		1,461,664	–	1,461,664

一、 一般事項（續） 1. **General** (continued)

丁 會計政策變動（續） D Change in Accounting Policy (continued)

(ii) 對於二零零五年十二月三十一日的簡明綜合資產負債表之影響

(ii) Effect on the condensed consolidated balance sheet as at 31 December 2005

		二零零五年 2005 (以往呈報) (As previously reported) 港幣千元 HK$'000	會計政策變動之影響 Effect of change in accounting policy 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列) (Unaudited and Restated) 港幣千元 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
一投資物業	– Investment properties	5,401,655	–	5,401,655
一持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	2,055,335	5,226	2,060,561
一其他物業、機器及設備	– Other property, plant and equipment	13,397,951	576,032	13,973,983
商譽	Goodwill	3,083,706	–	3,083,706
其他無形資產	Other intangible assets	226,597	403,304	629,901
於共同控制實體之權益	Interests in jointly controlled entities	896,487	(896,487)	–
於聯營公司之權益	Interests in associates	1,070,552	–	1,070,552
可售投資	Available for sale investments	57,829	19,252	77,081
預付款項	Prepayments	411,016	–	411,016
遞延税項資產	Deferred taxation assets	140,018	–	140,018
		26,741,146	107,327	26,848,473
流動資產	**Current assets**			
存貨	Stocks	6,472,983	17,198	6,490,181
貿易及其他應收款項	Trade and other receivables	5,486,640	129,010	5,615,650
衍生金融工具	Derivative financial instruments	69,894	–	69,894
可退回税項	Taxation recoverable	22,030	–	22,030
現金及銀行結存	Cash and bank balances	6,668,269	257,802	6,926,071
		18,719,816	404,010	19,123,826

一、 一般事項(續)　　1. **General** (continued)

丁 會計政策變動(續)　　D Change in Accounting Policy (continued)

(ii) 對於二零零五年十二月三十一日的簡明綜合資產負債表之影響(續)　　*(ii) Effect on the condensed consolidated balance sheet as at 31 December 2005* (continued)

		二零零五年 2005 (以往呈報) (As previously reported) 港幣千元 HK$'000	會計政策變動之影響 Effect of change in accounting policy 港幣千元 HK$'000	二零零五年 2005 (未經審核及重列) (Unaudited and Restated) 港幣千元 HK$'000
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	(11,268,085)	(282,606)	(11,550,691)
衍生金融工具	Derivative financial instruments	(85,053)	–	(85,053)
短期貸款	Short term loans	(5,168,729)	–	(5,168,729)
應付税項	Taxation payable	(233,928)	–	(233,928)
		(16,755,795)	(282,606)	(17,038,401)
流動資產淨值	**Net current assets**	1,964,021	121,404	2,085,425
總資產減流動負債	**Total assets less current liabilities**	28,705,167	228,731	28,933,898
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	(4,810,690)	(228,731)	(5,039,421)
遞延税項負債	Deferred taxation liabilities	(951,141)	–	(951,141)
		22,943,336	–	22,943,336
股本及儲備	**Capital and reserves**			
股本	Share capital	2,233,429	–	2,233,429
儲備	Reserves	15,963,019	–	15,963,019
本公司股東應佔權益	**Equity attributable to shareholders of the Company**	18,196,448	–	18,196,448
少數股東權益	**Minority interests**	4,746,888	–	4,746,888
總權益	**Total equity**	22,943,336	–	22,943,336

二、 營業額及分類資料

主要申報規格－按業務劃分

2. Turnover and Segment Information

Primary reporting format – business segments

		零售 Retail 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	紡織 Textile 港幣千元 HK$'000	投資物業 Investment Property 港幣千元 HK$'000	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零六年六月三十日止六個月	**For the six months ended 30 June 2006**									
營業額	**Turnover**									
對外銷售	External sales	9,862,112	4,340,612	2,843,396	2,126,244	156,692	12,251,666	-	-	31,580,722
業務間銷售	Inter-segment sales	47,908	4,009	45,309	-	14,593	-	-	(111,819)	-
合計	Total	9,910,020	4,344,621	2,888,705	2,126,244	171,285	12,251,666	-	(111,819)	31,580,722
分類業績	**Segment result**	311,486	321,568	275,144	98,894	568,836*	303,178	(81)		1,879,025
未經分攤之公司支出	Unallocated corporate expenses									(39,562)
利息收入	Interest income									135,303
經營溢利	Profit from operations									1,974,766
財務成本	Finance costs									(248,065)
應佔聯營公司業績淨額	Share of net results of associates	(8)	-	4,757	(2,647)	-	(27)	149,064		151,139
稅項	Taxation									(356,586)
本期溢利	**Profit for the period**									1,521,254

* 已包括投資物業重估盈餘約港幣430,000,000元。

* Included valuation gain of approximately HK$430 million on investment properties.

二、 營業額及分類資料（續） 2. Turnover and Segment Information (continued)

主要申報規格－按業務劃分（續） Primary reporting format – business segments (continued)

		零售 Retail 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	紡織 Textile 港幣千元 HK$'000	投資物業 Investment Property 港幣千元 HK$'000	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零五年六月三十日止六個月（重列）	**For the six months ended 30 June 2005 (Restated)**									
營業額	**Turnover**									
對外銷售	External sales	7,884,357	3,200,437	2,789,801	2,058,621	134,364	9,288,780	–	–	25,356,360
業務間銷售	Inter-segment sales	45,980	3,836	46,438	–	12,659	–	–	(108,913)	–
合計	Total	7,930,337	3,204,273	2,836,239	2,058,621	147,023	9,288,780	–	(108,913)	25,356,360
分類業績	**Segment result**	236,656	248,866	301,078	104,996	517,395*	371,724	(12,095)	–	1,768,620
未經分攤之公司支出	Unallocated corporate expenses									(41,791)
利息收入	Interest income									63,959
經營溢利	Profit from operations									1,790,788
財務成本	Finance costs									(214,192)
應佔聯營公司業績淨額	Share of net results of associates	(15)	–	11,980	235	–	(361)	158,635		170,474
稅項	Taxation									(285,406)
本期溢利	**Profit for the period**									1,461,664

* 已包括投資物業重估盈餘約港幣395,000,000元。

* Included valuation gain of approximately HK$395 million on investment properties.

二、 營業額及分類資料(續)

次要申報規格－按地區劃分

2. Turnover and Segment Information (continued)

Secondary reporting format – geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至六月三十日止六個月的營業額	**Turnover for the six months ended 30 June**				
二零零六年	2006	11,513,155	18,599,225	1,468,342	31,580,722
二零零五年(重列)	2005 (Restated)	10,051,168	13,993,212	1,311,980	25,356,360

三、 其他收入

3. Other Income

		截至六月三十日止六個月 Six months ended 30 June	
		二零零六年 2006 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000
其他收入包括下列各項:	Other income includes the following:		
來自可售投資之股息(非上市)	Dividends from available for sale investments (unlisted)	**4,185**	2,434
利息收入	Interest income	**135,303**	63,959
投資物業重估盈餘	Valuation gain on investment properties	**430,444**	394,984
出售固定資產所得溢利	Profit on disposal of fixed assets	**–**	20,824
出售聯營公司權益之所得溢利	Profit on disposal of interests in associates	**1,157**	62,250
出售可售投資所得溢利	Gain on disposal of available for sale investments	**144**	93,624

四、 財務成本

4. Finance Costs

		截至六月三十日止六個月 Six months ended 30 June	
		二零零六年 **2006** **港幣千元** **HK$'000**	二零零五年 2005 港幣千元 HK$'000 （重列） (Restated)
融資租約利息	Interest on finance leases	**299**	1,193
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**238,210**	187,321
不須於五年內悉數償還之其他貸款利息	Interest on other loans not wholly repayable within five years	**2,480**	2,758
融資支出	Financing charges	**10,555**	22,920
		251,544	214,192
減：合資格資產成本形式之撥充資本款項*	Less: Amount capitalised in cost of qualifying assets*	**(3,479)**	–
		248,065	214,192

* 資本化金額指專就取得合資格資產而借入貸款所需的借貸成本。

* The amount capitalised represents the borrowing cost of loans which are borrowed specifically for the purpose of obtaining the qualifying assets.

五、 稅項 / 5. Taxation

		截至六月三十日止六個月 Six months ended 30 June	
		二零零六年 2006 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000 (重列) (Restated)
本期間稅項	**Current taxation**		
香港	Hong Kong	**96,908**	90,248
中國內地	Chinese Mainland	**178,965**	113,684
海外	Overseas	**87**	1
		275,960	203,933
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**66,490**	62,228
中國內地	Chinese Mainland	**14,136**	19,245
		356,586	285,406

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零五年:17.5%)計算。中國內地附屬公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

六、 本期溢利 6. Profit for the Period

	截至六月三十日止六個月 Six months ended 30 June	
	二零零六年 2006 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000 (重列) (Restated)
本期溢利已扣除: Profit for the period has been arrived at after charging:		
折舊 Depreciation		
一自置資產 – Owned assets	**737,165**	654,088
一按融資租約持有的資產(包括在一般及行政費用內) – Assets held under finance leases (included in general and administrative expenses)	**6,686**	2,660
無形資產攤銷 Amortisation of intangible assets	**18,901**	14,791
固定資產之已確認減值虧損 Impairment loss recognised on fixed assets	**888**	–
已售貨品成本 Cost of goods sold	**25,965,040**	20,790,606
出售固定資產所得淨虧損 Net loss on disposal of fixed assets	**4,665**	–

七、 股息 7. Dividends

	截至六月三十日止六個月 Six months ended 30 June	
	二零零六年 2006 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000
二零零五年已付之末期股息每股普通股港幣0.25元(二零零四年:港幣0.16元)(附註:甲) 2005 final dividend, paid of HK$0.25 (2004: HK$0.16) per ordinary share (Note a)	**581,885**	351,703
	581,885	351,703

(甲) 董事於二零零六年四月六日舉行會議,擬就截至二零零五年十二月三十一日止年度派發末期股息每股港幣0.25元。股東隨後在二零零六年六月二日批准該建議。

(a) At the meeting held on 6 April 2006, the directors proposed a final dividend of HK$0.25 per ordinary share for the year ended 31 December 2005. Such proposal was subsequently approved by shareholders on 2 June 2006.

(乙) 董事於二零零六年九月六日之董事會議上宣派中期股息每股普通股港幣0.14元(二零零五年九月:中期股息每股普通股港幣0.13元)。根據截至本報告日之最新已發行股份數目計算,股息總額估計約港幣327,074,000元(二零零五年:港幣287,946,000元)。

(b) At the board meeting held on 6 September 2006, the directors declared an interim dividend of HK$0.14 per ordinary share (September 2005: Interim dividend of HK$0.13 per ordinary share). Based on the latest number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$327,074,000 (2005: HK$287,946,000).

八、 每股盈利

8. Earnings Per Share

		截至六月三十日止六個月 Six months ended 30 June	
		二零零六年 2006 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**1,265,493**	1,262,360
假設可換股債券已於二零零六年一月一日行使而節省之利息	Interest would have been saved had convertible bonds been exercised on 1 January 2006	**49,697**	53,254
用以計算每股攤薄盈利之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**1,315,190**	1,315,614

		二零零六年 2006	二零零五年 2005
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,308,889,440**	2,148,948,013
可能對普通股構成之攤薄影響	Effect of dilutive potential ordinary shares		
－可換股債券	– Convertible bonds	**99,112,210**	119,595,400
－購股權	– Share options	**42,259,904**	38,184,107
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,450,261,554**	2,306,727,520

九、 固定資產

9. Fixed Assets

				其他物業、機器及設備 Other property, plant and equipment			
		投資物業 Investment properties 港幣千元 HK$'000	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣千元 HK$'000	自用樓宇 Buildings held for own use 港幣千元 HK$'000	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
賬面淨值/公允值	Net book values / Fair values						
於二零零五年十二月三十一日	At 31 December 2005						
以往呈報	As previously reported	5,401,655	2,055,335	4,429,218	8,968,733	13,397,951	20,854,941
會計政策變動 (附註一丁)	Changes in accounting policies (Note 1D)	-	5,226	121,266	454,766	576,032	581,258
於二零零五年十二月三十一日	At 31 December 2005						
重列	As restated	5,401,655	2,060,561	4,550,484	9,423,499	13,973,983	21,436,199
收購附屬公司時轉入	Relating to acquisition of subsidiaries	-	34,963	43,576	252,659	296,235	331,198
添置	Additions	60,830	21,337	254,430	893,804	1,148,234	1,230,401
出售	Disposals	(54,239)	(82,988)	(3,300)	(37,131)	(40,431)	(177,658)
折舊	Depreciation	-	(26,722)	(120,123)	(597,006)	(717,129)	(743,851)
重估調整	Adjustment on valuation	430,444	-	-	-	-	430,444
已確認之減值虧損	Impairment loss recognised	-	-	(5)	(883)	(888)	(888)
匯兌差額	Exchange difference	1,738	10,488	39,075	75,160	114,235	126,461
重新分類	Reclassifications	23,690	(13,329)	66,842	(77,203)	(10,361)	-
於二零零六年六月三十日	At 30 June 2006	5,864,118	2,004,310	4,830,979	9,932,899	14,763,878	22,632,306

投資物業已由獨立專業估值師戴德梁行有限公司按二零零六年六月三十日之公開市值基準作出估值。

The investment properties have been valued at 30 June 2006 by Dehenham Tie Leung Limited, an independent professional valuer, on market value basis.

其他固定資產主要包括船舶、租賃物業裝修、冷倉設備、傢俬及設備、汽車及在建工程。

Other fixed assets mainly comprise vessels, leasehold improvements, cold storage facilities, furniture and equipment, motor vehicles and construction in progress.

十、 貿易及其他應收款項

貿易及其他應收款項包括貿易應收款項，其賬齡分析如下:

10. Trade and Other Receivables

Included in trade and other receivables are trade receivables and their aging analysis is as follows:

		於二零零六年六月三十日 At 30 June 2006 港幣千元 HK$'000	於二零零五年十二月三十一日 At 31 December 2005 港幣千元 HK$'000 (重列) (Restated)
0－30天	0 – 30 days	**2,525,338**	2,335,271
31－60天	31 – 60 days	**474,050**	338,025
61－90天	61 – 90 days	**108,239**	164,073
>90天	> 90 days	**186,319**	162,299
		3,293,946	2,999,668

本集團一般根據以下信貸條款與其客戶進行交易:

甲 貨到付現;及

乙 六十天賬期。

The Group normally trades with its customers under the following credit terms:

a cash upon delivery; and

b open credit within 60 days.

十一、貿易及其他應付款項

貿易及其他應付款項包括貿易應付款項，其賬齡分析如下:

11. Trade and Other Payables

Included in trade and other payables are trade payables and their aging analysis is as follows:

		於二零零六年六月三十日 At 30 June 2006 港幣千元 HK$'000	於二零零五年十二月三十一日 At 31 December 2005 港幣千元 HK$'000 (重列) (Restated)
0－30天	0 – 30 days	**3,750,285**	3,982,955
31－60天	31 – 60 days	**954,351**	947,494
61－90天	61 – 90 days	**533,895**	540,083
>90天	> 90 days	**470,119**	434,417
		5,708,650	5,904,949

十二、股本

12. Share Capital

		於二零零六年六月三十日 At 30 June 2006		於二零零五年十二月三十一日 At 31 December 2005	
		股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000	股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,233,429**	**2,233,429**	2,123,009	2,123,009
行使購股權	Exercise of share options	**97,775**	**97,775**	52,448	52,448
配發股份	Allotment of shares	**–**	**–**	57,972	57,972
		2,331,204	**2,331,204**	2,233,429	2,233,429

十三、資本承擔

13. Capital Commitments

		於二零零六年六月三十日 At 30 June 2006 港幣千元 HK$'000	於二零零五年十二月三十一日 At 31 December 2005 港幣千元 HK$'000
於結算日尚未完成之資本承擔如下:	Capital commitments outstanding at the balance sheet date are as follows:		
已簽約但尚未撥備	Contracted but not provided for	**685,922**	374,066
已批准但尚未簽約	Authorised but not contracted for	**414,276**	866,448
		1,100,198	1,240,514

十四、重大關連交易

甲 本公司與其附屬公司（屬於本公司之關連人士）進行之交易已於綜合賬目時對銷，並無在本附註中披露。除本財務報告另行披露之交易及結餘外，於期內本集團進行了下列各項重大關連交易。

14. Material Related Party Transactions

A Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions during the period.

		截至六月三十日止六個月 Six months ended 30 June	
		二零零六年 2006 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000
向下列公司購入貨品	Purchase of goods from		
母公司集團之附屬公司	Fellow subsidiaries	**–**	641
聯營公司	Associates	**180,109**	194,855
接受下列公司提供服務	Receipt of services from		
母公司集團之附屬公司	Fellow subsidiaries	**144,445**	10,540
向下列公司銷售貨品	Sales of goods to		
母公司集團之附屬公司	Fellow subsidiaries	**9,933**	6,585
聯營公司	Associates	**68,854**	45,790
向母公司集團之附屬公司提供服務	Rendering of services to fellow subsidiaries	**1,519**	950
向母公司集團之附屬公司支付營業租約款項	Operating lease payments to fellow subsidiaries	**22,575**	32,782
儲油服務費	Tank storage services fees to		
一間控股公司	A holding company	**69,900**	69,900
母公司集團之附屬公司	Fellow subsidiaries	**900**	900
就於油庫提供若干服務而向下列公司收取管理費	Management fee received for provision of certain services at oil depot		
一間控股公司	A holding company	**600**	600
母公司集團之附屬公司	Fellow subsidiaries	**9,396**	9,396
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facilities management agreement		
向下列公司收取服務費	Receipt of service fee from		
一間控股公司	A holding company	**95,881**	59,590
母公司集團之附屬公司	Fellow subsidiaries	**39,593**	39,055
向一間控股公司支付月費	Payment of monthly fee to a holding company	**18,000**	15,000

十四、重大關連交易（續） / 14. Material Related Party Transactions (continued)

乙 本集團有下列重大關連交易結餘:

B The Group had the following material related party balances:

	於二零零六年六月三十日 At 30 June 2006 港幣千元 HK$'000	於二零零五年十二月三十一日 At 31 December 2005 港幣千元 HK$'000
應收款項: Amounts due from:		
母公司集團之附屬公司 Fellow subsidiaries	**13,675**	18,036
聯營公司 Associates	**29,793**	27,546
應付款項: Amounts due to:		
母公司集團之附屬公司 Fellow subsidiaries	**47,785**	54,223
聯營公司 Associates	**11,337**	18,502

丙 與其他中國內地國家控制實體之交易／結餘。

本集團本身為中國華潤總公司（「華潤總公司」）（該公司由中國政府控制）旗下一個龐大公司集團之成員。除與華潤總公司集團及本集團聯營公司進行之交易外，本集團亦在日常業務過程中與中國政府直接或間接擁有或控制之實體進行業務往來。董事認為，除華潤總公司集團外，該等實體並無權力支配或參與製訂本集團之財務及經營政策。

C Transactions/balances with other state-controlled entities in Chinese Mainland.

The Group itself is a part of a larger group of companies under China Resources National Corporation ("CRNC") which is controlled by the People's Republic of China ("PRC") government. Apart from the transactions with CRNC group and the associates of the Group, it also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The directors are of the opinion that those entities other than the CRNC group do not have the power to govern or participate in the financial and operating policies of the Group.

其他資料
Other Information

購股權計劃

於回顧期內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標（「新計劃」）。除此以外，根據本公司一項於二零零二年一月三十一日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使（「舊計劃」）。

截至二零零六年六月三十日止六個月內，新計劃的條款並無改變。新舊計劃的條款詳情已於二零零五年年報披露。

以下根據新舊計劃授出，但於二零零六年六月三十日尚未行使的購股權詳情:

Share Option Schemes

During the period under review, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 (the "Old Scheme").

There are no changes in any terms of the New Scheme during the six months ended 30 June 2006. Detailed terms of the Old Scheme and the New Scheme were disclosed in the 2005 annual report.

Details of the share options outstanding as at 30 June 2006 which have been granted under the Old Scheme and the New Scheme are as follows:

購股權計劃（續）

Share Option Schemes (continued)

（甲） 董事

(a) Directors

董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本期間授出 Granted during the period	購股權數目[1] Number of share options[1] 於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零六年六月三十日尚未行使 Outstanding at 30/6/2006	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
執行及非執行董事	**Executive and Non-Executive Directors**										
宋林	Song Lin	20/06/2000	7.19	200,000*	–	–	–	–	200,000*	–	N/A[4]
		07/02/2002	7.17	2,000,000	–	2,000,000	–	–	–	–	16.228
		14/01/2004	9.72	2,500,000	–	2,500,000	–	–	–	–	16.241
陳樹林	Chen Shulin	21/11/2000	7.08	1,186,000	–	1,186,000	–	–	–	–	15.991
		07/02/2002	7.17	1,326,000	–	1,326,000	–	–	–	–	16.228
		14/01/2004	9.72	2,000,000	–	2,000,000	–	–	–	–	16.241
		02/06/2004	9.55	1,500,000	–	1,500,000	–	–	–	–	16.250
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.19	1,400,000	–	1,400,000	–	–	–	–	16.194
		07/02/2002	7.17	500,000	–	500,000	–	–	–	–	16.228
		14/01/2004	9.72	216,000	–	216,000	–	–	–	–	16.241
		02/06/2004	9.55	850,000	–	850,000	–	–	–	–	16.250
王群	Wang Qun	20/06/2000	7.19	400,000	–	400,000	–	–	–	–	16.194
		07/02/2002	7.17	400,000	–	400,000	–	–	–	–	16.228
劉百成	Lau Pak Shing	20/06/2000	7.19	1,000,000	–	1,000,000	–	–	–	–	16.194
		14/01/2004	9.72	500,000	–	500,000	–	–	–	–	16.241
		02/06/2004	9.55	1,000,000	–	1,000,000	–	–	–	–	16.250
鄺文謙	Kwong Man Him	07/02/2002	7.17	2,000,000	–	2,000,000	–	–	–	–	16.228
		14/01/2004	9.72	222,000	–	222,000	–	–	–	–	16.241
		02/06/2004	9.55	772,000	–	772,000	–	–	–	–	16.250
喬世波	Qiao Shibo	07/02/2002	7.17	1,800,000	–	1,800,000	–	–	–	–	16.228
		14/01/2004	9.72	2,000,000	–	2,000,000	–	–	–	–	16.241
閻飈	Yan Biao	20/06/2000	7.19	3,000,000	–	3,000,000	–	–	–	–	16.194
		07/02/2002	7.17	1,000,000	–	1,000,000	–	–	–	–	16.228
蔣偉	Jiang Wei	08/03/2002	7.50	600,000	–	600,000	–	–	–	–	16.308
謝勝喜	Xie Shengxi	08/03/2002	7.50	180,000	–	180,000	–	–	–	–	16.308
小計	Sub-total			28,552,000	–	28,352,000	–	–	200,000	–	
獨立非執行董事	**Independent Non-executive Directors**										
陳普芬	Chan Po Fun, Peter	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A[4]
黃大寧	Houang Tai Ninh	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A[4]
李家祥	Li Ka Cheung, Eric	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A[4]
小計	Sub-total			600,000	–	–	–	–	600,000	–	–
合計	Total			29,152,000	–	28,352,000	–	–	800,000	–	–

* 根據《證券及期貨條例》第三百四十四條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

購股權計劃（續）

（乙） 僱員及其他參與者

除所有獨立非執行董事外，本公司之所有董事均為本集團之僱員，彼等各自之購股權總數已於上文（甲）段披露。以下是本公司向本集團僱員（不包括公司董事）及其他參與者授出購股權的概況。

(i) 僱員（不包括公司董事）

Share Option Schemes (continued)

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of aggregate share options are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) Employees (other than directors of the Company)

				購股權數目[1] Number of share options[1]				本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零六年六月三十日尚未行使 Outstanding at 30/6/2006	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
20/06/2000	7.19	2,145,000	N/A[3]	1,160,000	–	–	985,000	–	16.194
21/11/2000	7.08	2,213,000	N/A[3]	1,254,000	–	–	959,000	–	15.991
		4,358,000	N/A[3]	2,414,000	–	–	1,944,000		
新計劃 New Scheme									
07/02/2002	7.17	5,488,000	–	3,866,000	–	–	1,622,000	–	16.228
19/04/2002	7.40	3,650,000	–	2,256,000	–	–	1,394,000	–	16.357
23/05/2002	8.90	14,000	–	14,000	–	–	–	–	14.900
02/08/2002	8.32	3,834,000	–	2,124,000	–	–	1,710,000	–	15.808
07/11/2002	7.70	1,752,000	–	1,552,000	–	–	200,000	–	16.850
24/01/2003	7.25	578,000	–	400,000	–	–	178,000	–	16.426
14/04/2003	6.29	3,968,000	–	2,780,000	–	–	1,188,000	–	16.029
01/08/2003	7.10	660,000	–	380,000	–	–	280,000	–	16.643
08/10/2003	8.90	1,661,000	–	1,070,000	–	89,000	502,000	–	16.024
02/12/2003	9.00	1,070,000	–	940,000	–	–	130,000	–	16.282
14/01/2004	9.72	31,525,000	–	9,676,000	–	2,508,000	19,341,000	–	16.241
20/04/2004	9.89	5,216,000	–	1,486,000	–	–	3,730,000	–	15.605
25/05/2004	9.15	24,443,000	–	12,244,000	–	–	12,199,000	–	16.093
02/06/2004	9.55	300,000	–	300,000	–	–	–	–	16.250
22/07/2004	9.80	1,590,000	–	702,000	–	78,000	810,000	–	16.554
04/10/2004	10.35	45,464,000	–	20,394,000	–	–	25,070,000	–	15.851
17/01/2005	11.40	1,580,000	–	580,000	–	280,000	720,000	–	16.760
22/07/2005	12.50	960,000	–	180,000	–	–	780,000	–	16.681
		133,753,000	–	60,944,000	–	2,955,000	69,854,000		

購股權計劃(續)

(乙) 僱員及其他參與者(續)

(ii) 其他參與者

Share Option Schemes (continued)

(b) Employees and other participants (continued)

(ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	購股權數目[1] Number of share options[1] 於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零六年六月三十日尚未行使 Outstanding at 30/6/2006	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
新計劃 New Scheme									
05/03/2002	7.35	11,486,000	–	5,937,000	–	–	5,549,000	–	16.491
23/05/2002	8.90	30,000	–	–	–	–	30,000	–	N/A[4]
14/04/2003	6.29	248,000	–	128,000	–	–	120,000	–	16.029
		11,764,000	–	6,065,000	–	–	5,699,000		

1. 購股權數目指購股權所涉及之本公司相關股份。

2. 就已授出購股權所披露之本公司股份價格,為緊接購股權各自授出日期前一個交易日,股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就期內已行使購股權所披露之本公司股份價格,為緊接購股權行使日期前,股份於聯交所所報之收市價之加權平均數。

3. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿,而每次授出購股權之代價為港幣1.00元。

4. 由於授出之有關購股權於回顧期間內並無行使,故披露價格規定並不適用。

5. 購股權一般於緊隨授出之日起計十年內全部賦予或行使,或於接納授出購股權後最長為四年之期限內賦予。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.

2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the period is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

3. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.

4. As the relevant share options granted have not been exercised during the period under review, no price disclosure is applicable.

5. Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

董事之證券權益

於二零零六年六月三十日，本公司董事及最高行政人員於本公司及其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益及淡倉（包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益及淡倉），或須根據《證券及期貨條例》第三百五十二條規定將會或已經記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據聯交所證券上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下：

Directors' Interests in Securities

As at 30 June 2006, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on the Stock Exchange, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	200,000[3]	200,000[3]	0.09
	好倉 Long position	1,800,000	–	
陳樹林 Chen Shulin	好倉 Long position	2,412,000	–	0.10
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	1,166,000	–	0.05
王群 Wang Qun	好倉 Long position	360,000	–	0.02
劉百成 Lau Pak Shing	好倉 Long position	1,000,000	–	0.04
鄺文謙 Kwong Man Him	好倉 Long position	1,194,000	–	0.05
喬世波 Qiao Shibo	好倉 Long position	1,400,000	–	0.06

董事之證券權益(續)

(甲) 於本公司已發行普通股及相關股份中擁有的權益(續)

Directors' Interests in Securities (continued)

(a) Interests in issued ordinary shares and underlying shares of the Company (continued)

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
閻飈 Yan Biao	好倉 Long position	2,600,000	–	0.11
蔣偉 Jiang Wei	好倉 Long position	240,000	–	0.01
王帥廷 Wang Shuaiting	好倉 Long position	30,000	–	0.001
謝勝喜 Xie Shengxi	好倉 Long position	180,000	–	0.01
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[4]		
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份,該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數佔本公司於二零零六年六月三十日已發行股本總數的百分比。
3. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。
4. 該權益由陳普芬先生擁有88.25%已發行股本之公司持有。
5. 除附註3及4另有所指者外,本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refer to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 30 June 2006.
3. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.
4. Such interest is held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
5. Save as otherwise specified under note 3 and 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

董事之證券權益（續）

Directors' Interests in Securities (continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團（定義見《證券及期貨條例》）的已發行普通股及根據購股權計劃所授出購股權可認購的相關股份權益，該等購股權是屬於非上市以實物交收的股本衍生工具:

(b) Interest in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) 於一間相聯法團－華潤置地有限公司（「華潤置地」）已發行普通股及根據華潤置地購股權計劃尚未行使購股權之權益:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[6] Aggregate Percentage of interest[6] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005[2]	0.03
陳樹林 Chen Shulin	好倉 Long position	–	700,000	1.230	01/06/2005[2]	0.02
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	1.270	02/06/2005[3]	0.02
喬世波 Qiao Shibo	好倉 Long position	–	700,000	1.230	01/06/2005[2]	0.02
閻飈 Yan Biao	好倉 Long position	2,400,000	–	–	–	0.08
蔣偉 Jiang Wei	好倉 Long position	892,000	–	–	–	0.03
王帥廷 Wang Shuaiting	好倉 Long position	300,000	540,000	1.590	04/03/2002[5]	0.03
謝勝喜 Xie Shengxi	好倉 Long position	200,000	500,000	1.230	01/06/2005[4]	0.02

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。

2. 華潤置地於二零零五年六月一日授出的購股權可於自授出之日起計十年期間內行使。授出的代價均為港幣1.00元。

3. 購股權分四期賦予,由二零零六、二零零七、二零零八及二零零九年六月二日至二零一五年六月一日止期間行使。授出的代價為港幣1.00元。

4. 購股權分四期賦予,由二零零六、二零零七、二零零八及二零零九年六月一日至二零一五年五月三十一日止期間行使。授出的代價為港幣1.00元。

5. 購股權可於二零零二年三月四日至二零一二年一月三十一日止期間行使。授出的代價為港幣1.00元。

6. 指好倉所涉及的華潤置地股份及相關股份總數佔華潤置地於二零零六年六月三十日之已發行股本總數的百分比。

7. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.

2. Options granted by CR Land on 1 June 2005 are exercisable within a period of 10 years from the date of grant. Consideration for the grants mentioned above is HK$1.00.

3. Options are vested in four tranches and exercisable on 2 June 2006, 2007, 2008 and 2009 to 1 June 2015. Consideration for the grant is HK$1.00.

4. Options are vested in four tranches and exercisable on 1 June 2006, 2007, 2008 and 2009 to 31 May 2015. Consideration for the grant is HK$1.00.

5. Options are exercisable from 4 March 2002 to 31 January 2012. Consideration for the grant is HK$1.00.

6. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 30 June 2006.

7. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(ii) 根據一間相聯法團－華潤勵致有限公司(「華潤勵致」)已發行普通股及根據華潤勵致購股權計劃尚未行使購股權之權益:

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logics Limited ("CR Logic"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	3,600,000	6,900,000	0.590	21/09/2000[3]	0.47
	好倉 Long position		2,000,000	0.906	13/01/2004[3]	
閻飈 Yan Biao	好倉 Long position	–	6,000,000	0.790	04/12/2001[3]	0.23
蔣偉 Jiang Wei	好倉 Long position	–	720,000	0.820	09/04/2002[4]	0.03
王帥廷 Wang Shuaiting	好倉 Long position	–	540,000	0.820	09/04/2002[3]	0.02
謝勝喜 Xie Shengxi	好倉 Long position	–	450,000	0.820	09/04/2002[4]	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數佔華潤勵致於二零零六年六月三十日之已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 購股權或全部隨即賦予並由二零零二年四月九日起至二零一二年四月八日止期間行使,或分為四期賦予,可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1.00元。
5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 30 June 2006.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.
4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

Directors' Interests in Securities (continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(iii) 根據一間相聯法團－華潤水泥控股有限公司(「華潤水泥」)已發行普通股及根據華潤水泥購股權計劃尚未行使購股權之權益:

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Cement Holdings Limited ("CR Cement"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate percentage of interest[4] (%)
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	800,000	2.325	05/12/2003[2]	0.21
王群 Wang Qun	好倉 Long position	4,000	–	–	–	0.001
鄺文謙 Kwong Man Him	好倉 Long position	–	300,000	2.325	05/12/2003[2]	0.08
喬世波 Qiao Shibo	好倉 Long position	–	3,000,000	2.325	05/12/2003[2]	1.00
	好倉 Long position	–	800,000	1.660	16/12/2004[3]	
閻飈 Yan Biao	好倉 Long position	90,000	–	–	–	0.02
陳普芬 Chan Po Fun, Peter	好倉 Long position	50,600[5]	–	–	–	0.01

1. 購股權數目指購股權所涉及的華潤水泥相關股份總數。
2. 購股權分五期授出,每期百分之二十,可由授出日期首個周年起計,於授出日期每一周年授出,全部購股權將於二零一三年十二月五日屆滿。上述每次授出的代價為港幣1.00元。
3. 購股權分四期授出,每期百分之二十五,可由授出日期首個周年起計,於授出日期每一周年授出,全部購股權將於二零一四年十二月十六日屆滿。上述每次授出的代價為港幣1.00元。
4. 指好倉所涉及的華潤水泥股份及相關股份總數佔華潤水泥於二零零五年六月三十日之已發行股本總數的百分比。
5. 就該等50,600股股份當中,17,000股股份由陳普芬先生擁有88.25%已發行股本之公司持有。
6. 除附註5另有所指之外,上文披露之所有其他權益由各董事以實益擁有人身份持有。

1. The number of share options refers to the number of underlying shares of CR Cement covered by the share options.
2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 5 December 2013. Consideration for each of the grants mentioned above is HK$1.00.
3. Options are vested in 4 tranches of 25% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 16 December 2014. Consideration for each of the grants mentioned above is HK$1.00.
4. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Cement to the total issued share capital of CR Cement as at 30 June 2005.
5. Out of these 50,600 shares, 17,000 shares are held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
6. Save as otherwise specified in note 5, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

Directors' Interests in Securities (continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(iv) 根據一間相聯法團－華潤電力控股有限公司(「華潤電力」)已發行普通股及根據華潤電力購股權計劃尚未行使購股權之權益:

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[5] Aggregate percentage of interest[5] (%)
宋林 Song Lin	好倉 Long position	–	2,000,000	2.80	12/11/2003[2]	0.08
			900,000	3.99	18/03/2005[3]	
陳樹林 Chen Shulin	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			500,000	3.99	18/03/2005[3]	
王群 Wang Qun	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
喬世波 Qiao Shibo	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			500,000	3.99	18/03/2005[3]	
		–	30,000[6]	2.80	12/11/2003[2]	
閻飈 Yan Biao	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			400,000	3.99	18/03/2005[3]	
蔣偉 Jiang Wei	好倉 Long position	–	1,000,000	2.80	12/11/2003[2]	0.04
			600,000	3.99	18/03/2005[3]	
王帥廷 Wang Shuaiting	好倉 Long position	350,000	4,500,000	2.80	06/10/2003[4]	0.15
			900,000	3.99	18/03/2005[4]	
謝勝喜 Xie Shengxi	好倉 Long position	–	400,000	2.80	12/11/2003[2]	0.02
			300,000	3.99	18/03/2005[3]	

董事之證券權益（續）

（乙）於相聯法團已發行普通股及相關股份中擁有的權益（續）

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 購股權分五期授出，每期百分之二十，可由授出日期首個周年起計，於授出日期每一周年授出，全部購股權將於二零一三年十月六日屆滿。上述每次授出的代價為港幣1.00元。

3. 購股權分五期授出，每期百分之二十，可由授出日期首個周年起計，於授出日期每一周年授出，全部購股權將於二零一五年三月十八日屆滿。上述每次授出的代價為港幣1.00元。

4. 購股權可於授出有關購股權日期起計十年期間內行使。

5. 指好倉所涉及的華潤電力股份及相關股份總數佔華潤電力於二零零六年六月三十日之已發行股本總數的百分比。

6. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。

7. 除附註6另有所指之外，上文披露之所有其他權益由各董事以實益擁有人身份持有。

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 6 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.

4. Options are exercisable within a period of 10 years from the date of grant of the relevant options.

5. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 30 June 2006.

6. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

7. Save as otherwise specified in note 6, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零六年六月三十日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及相關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉：

Shareholders with notifiable interests

As at 30 June 2006, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司（「華潤總公司」）	China Resources National Corporation ("CRNC")	1,227,862,380	52.67
華潤股份有限公司（附註1）	China Resources Co., Limited (Note 1)	1,227,862,380	52.67
CRC Bluesky Limited（附註1）	CRC Bluesky Limited (Note 1)	1,227,862,380	52.67
華潤（集團）有限公司（「華潤集團」）（附註1）	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,227,862,380	52.67
澳洲聯邦銀行（附註2）	Commonwealth Bank of Australia (Note 2)	178,135,767	7.64
J. P. Morgan Chase & Co.（附註3）	J. P. Morgan Chase & Co. (Note 3)	159,632,221	6.85

附註：

1. 華潤集團為CRC Bluesky Limited的全資附屬公司，而CRC Bluesky Limited為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳州聯邦銀行直接或間接擁有100%控制權之法團所持有。

3. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由J.P. Morgan Chase & Co.及其受控法團（附註4）以如下名義持有：

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective following capacity:

身份	Capacity	股份數目 No. of Shares
實益擁有人	Beneficial owner	7,238,700
投資經理	Investment manager	59,646,000
認可放款代理	Approved lending agent	92,747,521

擁有須具報權益的股東(續)

附註:(續)

4. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示,除下列由J.P. Morgan Chase & Co.以下述方式持有的法團外,所有該等法團均由J.P. Morgan Chase & Co.直接或間接擁有100%控制權。

Shareholders with notifiable interests (continued)

Notes: (continued)

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than the following corporations which were held by J.P. Morgan Chase & Co. in the manner described below, all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.

法團名稱	Name of Corporation	J.P. Morgan Chase & Co. 直接或間接持有權益百分比 Percentage interest (direct or indirect) held by J.P. Morgan Chase & Co.
J.P. Morgan Securities Ltd.	J.P. Morgan Securities Ltd.	90.00%
J.P. Morgan Capital Holdings Ltd.	J.P. Morgan Capital Holdings Ltd.	72.72%

控股股東之強制履行責任

根據若干貸款協議,華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論直接或間接透過其附屬公司間接持有有關權益)。於二零零六年六月三十日,須控股股東履行上述責任之貸款總額為港幣5,700,000,000元,該等貸款將於二零一一年五月之前屆滿。

Specific Performance Obligations on Controlling Shareholder

According to certain loan agreements, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. The aggregate amount of the facilities subject to such obligation were HK$5,700 million as at 30 June 2006. Such facilities will expire before May 2011.

企業管治

本公司明白,公司方面必須長期付出努力,經常保持警覺,才能發展與維繫一個良好而穩固、符合本集團需要的企業管治結構。董事堅信,合理的企業管治常規,對本集團健康而穩定的成長,是非常重要的。

本公司自二零零三年十一月起已實行本身的企業管治規範及目標。於二零零五年四月八日,董事會通過本公司的「企業管治常規手冊」(「企業管治手冊」),當中包含差不多所有上市規則附錄十四企業管治常規守則(「企業管治守則」)所載的守則條文及部份建議最佳常規。有關本公司企業管治常規及程序的詳情已於其截至二零零五年十二月三十一日止年度的年報中披露。

Corporate Governance

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules. Detailed disclosure of the Company's corporate governance practices and processes is available in the annual report of the Company for the year ended 31 December 2005.

企業管治(續)

除以下所述情形外,本公司於中期報告期間一直遵守企業管治守則所載守則條文:本公司非執行董事並無固定任期,本公司主席宋林先生,並未有出席本公司在二零零六年六月二日舉行的股東周年大會。

董事會認為,指定任期意義不大。現行制度已提供充分的靈活性予公司組織一個能夠配合本集團需求的董事會班子。此外,本公司組織章程細則規定,三分之一的董事(包括執行董事及非執行董事)須每年退任,而每名董事須最少三年輪值退任一次。每年退任的董事須為董事會於年內委任的董事及自獲選或重選以來在任最長的董事。退任董事可重選連任。

宋林先生由於另有公務,在二零零六年六月二日身在外地,因此未能出席本公司在當日舉行的股東周年大會。惟當天本公司的董事總經理以及審核委員會、薪酬委員會和提名委員會的主席或最少一位來自各委員會的成員均有出席,確保與本公司的股東保持有效的溝通。

於二零零五年四月八日,本公司採納本身的道德與證券交易守則(「道德守則」),適用於董事及可接觸本集團股價敏感資料的個別指定人士,包括本集團高級管理人員及高層人士。本公司其後因應改善實際操作的效率,對道德守則的內容作出了一些輕微的修改。於二零零六年四月六日,本公司採納了修改後的道德守則(「新道德守則」)。道德守則與新道德守則的條款均不亞於上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)所要求標準。經向全體董事特定查詢後,本公司並無發現董事於中期報告期間曾作出任何不符合道德守則、新道德守則及標準守則的事宜。

Corporate Governance (continued)

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that the Non-Executive Directors were not appointed for a fixed term; and the Chairman, Mr. Song Lin, did not attend the annual general meeting of the Company held on 2 June 2006.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

Due to an overseas engagement, Mr. Song Lin was not in Hong Kong on 2 June 2006 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with shareholders of the Company.

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applied to the Directors and other specified individuals including the Group's senior management and persons who were privy to price sensitive information of the Group. To further improve the effectiveness in the actual application of the Code of Ethics, the Company has since fine tuned the Code of Ethics and the modified version was adopted by the Company on 6 April 2006 ("New Code of Ethics"). Both the Code of Ethics and the New Code of Ethics are on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics, the New Code of Ethics and the Model Code by any Director throughout the interim period.

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零六年六月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

Purchases, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

暫停辦理股東過戶登記手續

本公司將於二零零六年十月三日（星期二）至二零零六年十月九日（星期一）（包括首尾兩天）暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零六年九月二十九日下午四時三十分之前送達本公司之股份過戶處－標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

Closure of Register

The Register of Members will be closed from 3 October 2006 (Tuesday) to 9 October 2006 (Monday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 29 September 2006.

公司資料 CORPORATE INFORMATION

主席 Chairman
宋林 Song Lin

董事總經理 Managing Director
陳樹林 Chen Shulin

副董事總經理 Deputy Managing Directors
姜智宏 Keung Chi Wang, Ralph
王群 Wang Qun
劉百成 Lau Pak Shing
鄺文謙 Kwong Man Him

非執行董事 Non-Executive Directors
喬世波 Qiao Shibo
閻飈 Yan Biao
蔣偉 Jiang Wei
王帥廷 Wang Shuaiting
謝勝喜 Xie Shengxi

獨立非執行董事 Independent Non-Executive Directors
陳普芬 Chan Po Fun, Peter
黃大寧 Houang Tai Ninh
李家祥 Li Ka Cheung, Eric
鄭慕智 Cheng Mo Chi

公司秘書 Company Secretary
李業華 Lee Yip Wah, Peter

核數師 Auditors
德勤・關黃陳方會計師行 Deloitte Touche Tohmatsu

註冊辦事處 Registered Office
香港灣仔 39/F, China Resources Building
港灣道26號 26 Harbour Road,
華潤大廈39樓 Wanchai, Hong Kong

主要銀行 Principal Bankers
中國銀行（香港）有限公司 Bank of China (Hong Kong) Limited
渣打銀行（香港）有限公司 Standard Chartered Bank (Hong Kong) Limited
香港上海匯豐銀行有限公司 The Hongkong and Shanghai Banking Corporation Limited

投資者資料 INFORMATION FOR INVESTORS

公佈中期業績	**Announcement of interim results**
2006年9月6日	6 September 2006
買賣未除中期股息權利股份之最後限期	**Last day of dealings in Company's shares with entitlement to interim dividend**
2006年9月27日	27 September 2006
暫停過戶日期	**Close of register period**
2006年10月3日至9日 （包括首尾兩天）	3 to 9 October 2006 (both days inclusive)
中期股息付款日	**Payment of interim dividend**
2006年10月16日或前後	On or about 16 October 2006
股份登記處	**Share Registrars**
標準証券登記有限公司 香港灣仔皇后大道東 28號金鐘匯中心26樓	Standard Registrars Limited 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
股票托管處	**Depositary**
The Bank of New York ADR Division, 22nd Floor, 101 Barclay Street New York, NY10286, USA 網址：www.adrbny.com	The Bank of New York ADR Division, 22nd Floor, 101 Barclay Street New York, NY10286, USA Website: www.adrbny.com
股票代號	**Stock Codes**
香港聯合交易所：0291 彭博：291 HK 路透社：0291.HK ADR 代號：CHNRY CUSIP：16940R109	Hong Kong Stock Exchange : 0291 Bloomberg : 291 HK Reuters : 0291.HK ADR symbol : CHNRY CUSIP : 16940R109
投資者關係	**Investor Relations**
電郵: ir@cre.com.hk	Email: ir@cre.com.hk

DESIGN: THE DESIGN ASSOCIATES LTD. www.tda.com.hk PRODUCTION: IONE FINANCIAL PRESS LIMITED www.ione.com.hk

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話 ： 852-2827-1028
傳真 ： 852-2598-8453
網址 ：www.cre.com.hk
電郵 ：info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk